Date: January 11, 2019	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject:  ALIANZA MINERALS LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	February 07, 2019
Record Date for Voting (if applicable) :	February 07, 2019
Beneficial Ownership Determination Date :	February 07, 2019
Meeting Date :	March 14, 2019
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details

Description	CUSIP Number	ISIN
COMMON	016095101	CA0160951012

Sincerely,

Computershare

Agent for ALIANZA MINERALS LTD.